UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 3, 2009

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A., (BBVA) pursuant to the provisions of the
Spanish Securities Market Act, proceeds by means of the present document to notify the following

RELEVANT EVENT

BBVA has exercised today the option to purchase 1.924.343.862 shares of China
Citic Bank (CNCB), which represent 4,93% of the share capital of said bank. This option was part of the strategic agreements between BBVA and Citic Group, which have been disclosed in announcements of November 22, 2006 and June 8, 2008.

Pursuant to said agreements, the purchase price is approximately 0.56 € per share, and consequently the total investment resulting from the exercise of the option amounts to approximately 1,000 million €.

Once the purchase of the shares effectively takes place, which is subject to certain regulatory approvals, the participation of BBVA will reach 15% of the share capital of CNCB.

Madrid, December 3, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 12/03/2009	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer